KEDEM PHARMACEUTICALS INC.
409 Granville Street, Suite 1023
Vancouver, British Columbia
Canada V6C 1T2
Tel: (604) 324-4844
Fax: (604) 324-4845
www.kedempharma.com

March 20, 2013

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:	Heather Clark, Staff Accountant

Dear Ms. Clark:

Re:	Kedem Pharmaceuticals Inc.
Item 4.01 Form 8-K
Filed February 7, 2013
File No. 000-54455

I am the Chief Executive Officer of Kedem Pharmaceuticals Inc. (the “Company”) and submit this letter pursuant to a comment letter from the Securities and Exchange Commission (the “SEC”) dated February 11, 2013.  My response is as follows:

1.
Please amend your Form 8-K to ensure that that date in the exhibit 16 letter references the date on the cover page of the amended 8-K.  In this regard, we note that the exhibit 16 letter refers to the 8-K dated February 6, 2013 and the 8-K filed is dated January 14, 2013.

Response:  The Company does not believe that an amendment to the Form 8-K is necessary in the circumstances because the reference to the 8-K in the exhibit 16 letter is correct.  For clarity, although the date of the earliest event reported on the Form 8-K is January 14, 2013 (as noted on the cover page), the actual date of the 8-K is February 6, 2013 (as noted on the signature page).  This matches the date of the exhibit 16 letter.

* * * * *

On behalf of the Company, I acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ Christian Bezy

Christian Bezy
Chief Executive Officer